SMIC Awarded Mirror Post “Outstanding Corporate Social Responsibility Award”

SHANGHAI, March 24, 2014 /PRNewswire/ — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), China’s largest and most advanced semiconductor foundry today announced that, it has outshined all other competing companies and received the “Outstanding Corporate Social Responsibility Award” in the 3rd Corporate Social Responsibility Award hosted by Mirror Post for its excellence in corporate social responsibility. Mirror Post is a monthly magazine which targets audience from corporations in Mainland China, Taiwan, Hong Kong and Macau.

Mirror Post is one of Asia’s most reputable media company, which has adhered to being “Honest, Outspoken and Rejuvenate in China” as the purpose of the magazine for the past 36years. Its impartialness and authority have been recognized throughout the public. In 2012, it hosted its outstanding corporate social responsibility ceremony for corporations from Mainland China, Taiwan, Hong Kong and Macau for the first time. This was its third time to carry out the selection process which lasted 3 and a half months, and attracted nearly 100 companies to enroll from these four regions. After several months and rounds of evaluation including examination and discussions with the judging panel, the committee finally announced the prize winning companies and entrepreneurs including “Outstanding Entrepreneur Award for Social Responsibility”, “Outstanding Corporate Social Responsibility Award” and “Outstanding SME Social Responsibility Award”. The selection process involved a number of strict criteria in “shareholder commitment, employee care, environmental protection, customer commitment, community ties and leadership skills” for the companies selected. Hong Kong’s Chief Executive, Mr. Leung Chun Ying also came in person to hand out the awards, there were 200 government representatives, entrepreneurs, scholars and news media attending the award ceremony.

SMIC’s Chief Executive Officer and Executive Director, Tzu-Yin Chiu said: “Receiving this award is a special recognition from the outside towards SMIC and our ongoing social responsibility. I’m extremely grateful to Mirror Post for building a platform to share our corporate social responsibility practice. SMIC is willing to cooperate with firms who are committed to promoting corporate social responsibility, and to spend our never ending effort in constructing a more prosperous and harmonious society with sustainable development.”

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer and has begun offering advanced 28nm process technology. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit .

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This document contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

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SMIC Contact Information:

English Media
Michael Cheung
Tel: +86-21-3861-0000+86-21-3861-0000 x16812
Email:

Chinese Media
Angela Miao
Tel: +86-21-3861-0000+86-21-3861-0000 x10088
Email: Angela—Miao@smics.com